As filed with the Securities and Exchange Commission on May 25, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Voya Prime Rate Trust

(Name of Issuer)

Voya Prime Rate Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

92913A100

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Prime Rate Trust

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

1-800-992-0180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

John J. Mahon, Esq.
F. Xavier Kowalski, Esq. Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington, DC 20005
(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

VOYA PRIME RATE TRUST ANNOUNCES RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

Saba Capital Management to Serve as New Investment Manager

Fund to Change Name to Saba Capital Income & Opportunities Fund (NYSE: BRW)

Board of Trustees Approves Tender Offer and Managed Distribution Plan

SCOTTSDALE, Ariz., May 25, 2021 – Voya Prime Rate Trust (NYSE: PPR) (the “Fund”) today reported the results of its Special Meeting of Shareholders (the “Special Meeting”) held on May 21, 2021.

The results, which have been certified by the independent Inspector of Election, show that all proposals presented at the Special Meeting passed. Specifically, shareholders voted in favor of:

·

The approval of a new investment management agreement between the Fund and Saba Capital Management, L.P. (“Saba”) (the “New Management Agreement”), which received support from approximately 95% of all votes cast;

·	The removal of the Fund’s fundamental investment restriction relating to investing in warrants;

·	The removal of the Fund’s fundamental investment restriction relating to purchasing or selling equity securities, engaging in short-selling and the use of certain option arrangements;

·	The removal of the Fund’s fundamental investment restriction relating to investing in other investment companies;

·	Changing the Fund’s sub-classification under the Investment Company Act of 1940 from “diversified” to “non-diversified”; and

·	A change of the Fund’s investment objective and to make the investment objective non-fundamental.

Boaz Weinstein, Founder and Chief Investment Officer of Saba, said, “We thank shareholders for their resounding support and confidence and look forward to working on their behalf to generate long-term value.”

The approval of the New Management Agreement follows the previously announced selection of Saba by the Fund’s Board of Trustees (the “Board”) to serve as the new investment manager to the Fund (the “Adviser Transition”). Saba will assume responsibility for providing investment management services to the Fund effective as of close of business on June 4, 2021. Saba intends to leverage its experienced team, sophisticated advisory platform, and resources to expand the Fund’s investment strategy consistent with the Fund’s investment objective to provide a high level of current income, with a secondary goal of capital appreciation.

New Fund Name and Ticker Symbol

In connection with the Adviser Transition, the Fund’s name will change to Saba Capital Income & Opportunities Fund. The common shares of the Fund will continue to be listed on the New York Stock Exchange (the “NYSE”) under the new ticker symbol “BRW.”

Tender Offer

Additionally, in an effort to improve the discount between the Fund’s share price and its net asset value (“NAV”), the Fund announced that the Board has approved the commencement of a cash tender offer for up to 30% of the Fund’s outstanding shares of common stock at a price per share equal to 99% of the Fund’s NAV per share determined as of the close of the regular trading session of the NYSE on the day the tender offer expires. The tender offer is expected to commence in June 2021.  The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash. If more than 30% of the Fund’s outstanding common shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis.

Managed Distribution Plan

Moreover, the Board approved the implementation of a managed distribution plan, whereby the Fund will make monthly distributions to shareholders at an initial annual minimum fixed rate of 8.00%, based on the average monthly NAV of the Fund’s common shares. The Fund will calculate the average NAV from the previous month based on the number of business days in that month on which the NAV is calculated. The distribution will be calculated as 8.00% of the previous month’s average NAV, divided by twelve. The Fund will generally distribute amounts necessary to satisfy the Fund’s plan and the requirements prescribed by excise tax rules and Subchapter M of the Internal Revenue Code. The plan is intended to provide shareholders with a constant, but not guaranteed, fixed minimum rate of distribution each month and is intended to narrow the discount between the market price and the NAV of the Fund’s common shares, but there is no assurance that the plan will be successful in doing so.

Under the managed distribution plan, to the extent that sufficient investment income is not available on a monthly basis, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution rate. No conclusions should be drawn about the Fund’s investment performance from the amount of the Fund’s distributions or from the terms of the Fund’s managed distribution plan.  The Board may amend the terms of the plan or terminate the plan at any time. The amendment or termination of the plan could have an adverse effect on the market price of the Fund’s common shares. The plan will be subject to the periodic review by the Board, including a yearly review of the annual minimum fixed rate to determine if an adjustment should be made.

In compliance with Rule 19a-1 of the Investment Company Act of 1940, shareholders will receive a notice that details the source of income for each dividend such as net investment income, gain from the sale of securities and return of principal. However, determination of the actual source of the Fund’s dividend can only be made at year-end. The actual source amounts of all Fund dividends will be included in the Fund’s annual or semiannual reports.  In addition, the tax treatment may differ from the accounting treatment used to calculate the source of the Fund’s dividends as shown on shareholders’ statements. Shareholders should refer to their Form 1099-DIV for the character and amount of distributions for income tax reporting purposes. Since each shareholder’s tax situation is unique, it may be advisable to consult a tax advisor as to the appropriate treatment of Fund distributions.

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation or an offer or a solicitation to buy any common shares. The Fund has not yet commenced the tender offer described in this press release. The offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents when they are filed with the U.S. Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Saba Capital

Saba Capital Management, L.P. is a registered investment adviser founded in 2009. Saba is a spin-out of a proprietary investing group founded by Boaz Weinstein at Deutsche Bank in 1998. Saba manages $3.2 billion across four core strategies: Credit Relative Value, Tail Hedge, SPACs and Closed-End Funds. Saba’s investors are predominantly institutions and include public and corporate pension plans, endowments and foundations, family offices, banks and insurers, bank private wealth platforms, fund of funds and certain high net worth individuals.

Contacts

For Saba:

Investors

Leah Jordan

Investor Relations

Leah.Jordan@sabacapital.com

Media

Gasthalter & Co.

Jonathan Gasthalter/Amanda Klein

212-257-4170